FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca prices a $3bn bond issue

15 August 2018 07:00 BST

AstraZeneca prices a $3bn bond issue

AstraZeneca PLC announces that, on 14 August 2018, it priced a four tranche global bond offering totalling $3bn. The offering is expected to close on 17 August 2018, subject to customary closing conditions. AstraZeneca expects to use the net proceeds of the issue for general corporate purposes, which may include the refinancing of existing indebtedness. The transaction, which is a global offering registered with the US Securities and Exchange Commission (SEC), consists of the following four tranches:

●
$0.85bn of fixed rate notes with a coupon of 3.500%, maturing 17 August 2023;
●
$0.40bn of floating rate notes with a coupon of 3 month LIBOR plus 0.665%, maturing 17 August 2023;
●
$1.00bn of fixed rate notes with a coupon of 4.000%, maturing 17 January 2029; and
●
$0.75bn of fixed rate notes with a coupon of 4.375%, maturing 17 August 2048.

Citigroup, Deutsche Bank Securities, Goldman Sachs & Co. LLC and J.P. Morgan acted as joint book-running managers on the transaction. The notes will be issued under AstraZeneca's effective shelf registration statement on Form F-3, which AstraZeneca filed with the SEC on 22 November 2016. The offering is being made solely by means of the prospectus contained within that shelf registration statement, along with a prospectus supplement forming part of the effective registration statement, which investors should read.

A copy of the prospectus supplement and accompanying prospectus relating to the offering can be obtained by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (800) 831-9146 or by email at prospectus@citi.com; Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by telephone at (800) 503-4611, or by email at prospectus.cpdg@db.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526, by facsimile at (212) 902-9316 or by emailing Prospectus-ny@ny.email.gs.com or J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attention: Investment Grade Syndicate Desk or by telephone collect at (212) 834-4533. You may also download these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The bond issuance does not impact the Company's financial guidance for 2018.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

Cautionary Statements Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements with respect to the operations, performance and financial condition of AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and AstraZeneca undertakes no obligation to update these forward-looking statements.

Media Relations
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Josie Afolabi		+44 203 749 5631
Craig Marks	Finance; Fixed Income	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology; Other	+1 240 477 3771
Christer Gruvris	Cardiovascular; Metabolism	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
Jennifer Kretzmann	Retail Investors	+44 203 749 5824
US toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 15 August 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary